UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET INC. ISSUES STATEMENT
SIGNATURES

GMARKET INC. ISSUES STATEMENT
Seoul, South Korea, November 13, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) today issued an update regarding the previously announced investigation of Gmarket by the Korea Fair Trade Commission (“KFTC”). While Gmarket has not yet received any formal documentation of the KFTC’s decision, Gmarket has obtained from its Korean legal counsel a copy of the press release issued by the KFTC concerning this matter. Although the press release is not considered to be an official documentation of the KFTC’s decision, the decision as summarized in the press release will, in principle, be reflected in the official documentation to be issued by the KFTC. The press release states that the KFTC has completed its investigation and determined Gmarket (i) is a market dominant player, as such term is defined in the Monopoly Regulation and Fair Trade Act of Korea, and (ii) would be imposed a surcharge in the amount of 135,000,000 Won (approximately US$150,000) for committing unfair trade practices as a market dominant player.
The KFTC’s investigation stemmed from a claim raised by one of Gmarket’s competitors involving the alleged unfair trade practices by Gmarket. The claim alleged that Gmarket provided incentives related to marketing and advertising to a small number of its sellers in order to coerce such sellers not to list their products on other e-commerce marketplaces in Korea.
Gmarket will continue to fully cooperate with the KFTC to ensure a timely and comprehensive resolution to this matter and will evaluate appeals if and when appropriate. Gmarket expects to pay the surcharge prior to the deadline as stated in the formal documentation of the KFTC’s decision to be issued in the upcoming weeks, as under Korean law, the payment due date of such surcharge is not delayed by the appeals process. Gmarket will also meet any other conditions set forth in the KFTC’s order.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: November 13, 2007